SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Article 5th of Exhibit “E” of the Brazilian Securities and Exchange Commission’s Resolution No. 80/22)

The Board of Directors approved and homologated, in a meeting held on March 28, 2025 at 09:30 am, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of new common shares as a result of the exercise, by certain beneficiaries, of stock options granted under the “First Program for the year of 2025 of the Company’s Stock Option Plan”, approved by the Board of Directors on February 4 and 5, 2025, within the scope of the Company’s Stock Option Plan, as approved by the Shareholders’ General Meeting held on July 30, 2013 (“Stock Option Plan”).

I.       Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30, 2013.

II.       Capital Increase Amount and New Capital Stock

Capital increase amount	BRL 49,051,094.40
New capital stock	BRL 58,275,086,270.41

III.       Amount of issued shares per type and class

3,981,420 new common shares with no par value.

IV.       Issuance price of the new shares

Issuance price per share	BRL 12.32

V.       Potential dilution percentage arising from the issuance

Potential Dilution percentage (in relation to number of shares)	0.025267%
Potential Dilution percentage (in relation to the capital stock)	0.084243%

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer